October 23, 2019

Via Email

Matthew J. Carter
Dechert LLP
1900 K Street, NW
Washington, DC 20006
matthew.carter@dechert.com

       Re:     Morgan Stanley Direct Lending Fund LLC
               Registration Statement on Form 10
               File No. 000-56098

Dear Mr. Carter:

        On October 18, 2017, you filed a registration statement on Form 10 on behalf of Morgan
Stanley Direct Lending Fund LLC (the "Company"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

         We note that the Company is voluntarily registering shares of its common stock under
Section 12(g) of the Securities Exchange Act of 1934 ("Exchange Act"). Please note that a filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act Section 12(g)(1). If our comments are not satisfactorily addressed within this 60-day time period, you should consider withdrawing the Company's Form 10 prior to its effectiveness, and re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange Act Section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.




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 Page 1   Explanatory Note

1.      Please add the following:

     a. The Company is an "emerging growth company," as defined in the Jumpstart Our
        Business Startups Act of 2012. As a result, the Company is eligible to take advantage of certain reduced disclosure and other requirements that are otherwise applicable to public companies including, but not limited to, not being subject to the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. See "Item 1A. Risk
        Factors -- Risks Related to Our Business and Structure -- We are an "emerging growth company," and we do not know if such status will make our shares less attractive to investors."

     b. The Commission maintains an Internet Website (http://www.sec.gov) that contains the reports mentioned in this section.

Page 2   Item 1. Business

2. You state, "Prior to the Effective Date and prior to our election to be regulated as a BDC, we will complete a conversion under which Morgan Stanley Direct Lending Fund will succeed to the business of Morgan Stanley Direct Lending Fund LLC, and the member of Morgan Stanley
Direct Lending Fund LLC will become the stockholder of Morgan Stanley Direct Lending
Fund." Please tell us whether this conversion is a routine or non-routine matter.

3. The first paragraph of this section states that the Company intends to invest in senior secured or unsecured loans, subordinated loans and mezzanine loans. We are aware that rating agencies as well as the financial media have recently reported that traditional lender protections are being eroded and that so-called "covenant-lite loans" are increasingly common. See, e.g.,
"Leveraged Loans Not as Safe as They Once Were," Wall Street Journal (August 16, 2018). If
the Company intends to invest in covenant-lite loans, please describe such loans and the extent to which the Company may invest in such loans; also, consider enhancing the disclosure of the risks of such loans.

4. Please disclose in this section the expected credit quality and maturity of the Company's investments. Please include the term "junk bonds" in describing debt instruments that will be rated below investment grade or which, if unrated, would be rated below investment grade if they were rated.

Page 5   Competitive Advantages

5. In footnote 1, you refer to an exemptive order regarding co-investments with certain accounts managed by the Company's adviser and its affiliates. Please advise us of the status of the exemptive application. If the application is pending, revise the disclosure throughout the registration statement to clarify that such relief has not yet been granted and may not be granted.




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 Page 8   Large and Growing U.S. Middle Market with Favorable Market Trends

6. In plain English, please describe Refinitiv LPC and Prequin, Ltd. and explain what relevance they have to this section.

Page 16   Examples of Quarterly Incentive Fee Calculation

7. You state, "For the purpose of computing the incentive fee on capital gains, the calculation methodology will look through derivative financial instruments or swaps as if we owned the reference assets directly." Based on the disclosure in the registration statement, it is unclear what kind of derivatives the Company will use and, specifically, whether the Company will engage in total return swaps.

    a. Please add disclosure clarifying the Company's use of derivatives. If the Company will engage in total return swaps, please tell us whether the Company's investment advisory agreement addresses the treatment of total return swaps for purposes of the base management fee and the incentive fee calculations.
    b. Please tell us whether the Company will look through the swap and count the reference assets as investments of the Company for purposes of computing the incentive fee on income.
    c. Please tell us whether, for purposes of the asset coverage ratio test of section 61(a) under
       the Investment Company Act, the Company will treat the notional amount of the swap, reduced by the amount of cash collateral required to be posted by the Company, as a senior security for the life of the swap.
    d. Please tell us whether, for purposes of section 55(a) under the Investment Company Act, the Company will treat each loan underlying the swap as a qualifying asset only if the obligor on the loan is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company.

8. Please add, adjacent to this section, a fee table that conforms to requirements of Item 3 of
Form N-2. Such disclosure will be helpful to investors.

9. Please add an example that conforms to the requirements of Instruction 11 to Item 3.1 of
Form N-2. We further request that you include, in the explanatory paragraph following the example, a second example where the five percent return results entirely from net realized capital gains and which uses language substantially the same as the following: "You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return resulting entirely from net realized capital gains (all of which is subject to our incentive fee on capital gains): $
___ $ ___ $ ___ $ ___." Such disclosure will be helpful to investors.




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 Page 19   Administration Agreement

10. Please disclose how the board of directors, including the independent directors, will review the compensation that the Company pays to the administrator and determine that such payments are reasonable in light of the services provided.

Page 25   Senior Securities

11. Please clarify that the Company's borrowings, whether for "emergency purposes" or otherwise, are subject to the asset coverage requirements of section 61(a)(1) of the Investment
Company Act.

Page 51   We may have difficulty paying our required distributions if we recognize income
before, or without, receiving cash representing such income.

12. Please disclose that, to the extent original issue discount instruments, such as zero coupon bonds and PIK loans, constitute a significant portion of the Company's income, investors will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

    a. The higher interest rates of PIK loans reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans;

    b. PIK loans may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;
    c. Market prices of zero-coupon or PIK securities are affected to a greater extent by interest rate changes and may be more volatile than securities that pay interest periodically and in cash. PIKs are usually less volatile than zero-coupon bonds, but more volatile than cash pay securities;
    d. Because original issue discount income is accrued without any cash being received by the
       Company, required cash distributions may have to be paid from offering proceeds or the sale of Company assets without investors being given any notice of this fact;
    e. The deferral of PIK interest increases the loan-to-value ratio, which is a measure of the riskiness of a loan;
    f. Even if the accounting conditions for income accrual are met, the borrower could still default when the Company's actual payment is due at the maturity of the loan; and
    g. Original issue discount creates risk of non-refundable cash payments to the adviser based on non-cash accruals that may never be realized.


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 Page 79   We may in the future determine to issue preferred stock, which could adversely
affect the value of shares of Common Stock.

13. Please confirm that the Company does not intend to issue debt securities or preferred stock within a year of the effective date of the registration statement, or add appropriate disclosure.

Page 84   Contractual Obligations and Off-Balance Sheet Arrangements

14. You state, "We intend to enter into certain contracts under which we have material future commitments." Please explain to us whether the Company will make capital commitments that may be unfunded for some period of time. If so, please explain to us whether the Company will treat its unfunded commitments as senior securities under section 18(g) of the Investment
Company Act. If the Company will have unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Company believes it will be able to cover its future unfunded investment commitments.

                                     *    *   *        *     *   *

        We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Should you have any questions regarding this letter, please contact me at
(202) 551-5166.

                                                           Sincerely,
                                                           /s/ Lisa N. Larkin
                                                           Lisa N. Larkin
                                                           Senior Counsel




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